June 3, 2013

VIA EMAIL

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

Re:       Corporate Resource Services, Inc.
Information Statement on Schedule 14C

Filed May 8, 2013

File No. 000-30734

Dear Mr. Spirgel:

We are submitting this letter in response to your letter dated May 21, 2013 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Information Statement on Schedule 14C filed May 8, 2013 of Corporate Resource Services, Inc. (the “Company”).

Set forth below are the responses to those comments.  For your convenience, the text of each comment is reproduced in italics before our response. We intend to file the Definitive Proxy Statement on Schedule 14A upon completion of the requirements of the note and item(s) the Staff noted in its comments and within the time required for filing of Items 2.01 Completion of Acquisition or Disposition of Assets and 9.01 Financial Statements and Exhibits on Form 8-K/A.

* *

It appears that the amendment to your Articles of Incorporation to increase your authorized share capital is directly related to your acquisition of Tri-Tel Communications, Inc. Therefore, please revise your information statement to provide all the information required by Item 14 of Schedule 14A including, if applicable, Item 13(a). Alternatively, tell us in your response letter why you

Corporate Resource Services, Inc.

believe you are not required to provide some or all of this information. See Note A of Schedule 14A and Item 1 of Schedule 14C.

The Company has researched further the acquisition of certain assets and assumption of certain liabilities of the Summit Software Division of Tri-Tel Communications, Inc. (the “Summit Acquisition”) and determined that, based on its 2012 net income (loss), the Summit Acquisition represents a significant subsidiary of the Company.  Accordingly, the Company will comply with the requirements of Items 13(a) and 14 of Schedule 14A.  The Company plans on filing a Form 8-K/A containing the information under Items 2.01 and 9.01 of Form 8-K on or before July 17, 2013, the requisite filing date, for providing such information.

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As requested, I hereby acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605.

Very truly yours,

By:/s/ Michael J. Golde
            Michael J. Golde
            Chief Financial and Accounting Officer